United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 28, 2025		Director of Investor Relations

Notice to Shareholders

VALE

Vale informs on the nomination of candidates by shareholder for the Fiscal Council

Rio de Janeiro, February 28, 2025 – Vale S.A ("Vale" or "Company") hereby informs that the Company has received a letter from the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, with the nomination of Mr. **Márcio de Souza** as a candidate for full member of Vale's Fiscal Council, and Mrs. **Alessandra Eloy Gadelha** as respective alternate member.

The nomination letter and required information are disclosed as received by the Company and are attached to this communication.

The Fiscal Council election will be held at Vale's Annual General Meeting on April 30, 2025, which is expected to be convened on March 17, 2025.

Marcelo Feriozzi Bacci
Executive Vice President, Finance and Investor Relations

For further information, please contact:
Vale.RI@vale.com
Thiago Lofiego: thiago.lofiego@vale.com
Mariana Rocha: mariana.rocha@vale.com
Luciana Oliveti: luciana.oliveti@vale.com
Pedro Terra: pedro.terra@vale.com
Patricia Tinoco: patricia.tinoco@vale.com

Translation generated by artificial intelligence

Rio de Janeiro, February 25, 2025.

To VALE S.A

A/C Executive Vice-Presidency of Finance and Investor Relations

Ref.: 2025 Annual General Meeting – Member's nomination for the Fiscal Council

Dears,

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, under the condition of Vale S. A's shareholder indicates the following members to compose the Fiscal Council in the election that will be held at the 2025 Annual General Meeting:

Full Member – Márcio de Souza (reappointment)

Graduated in Laws by *Universidade Católica de Petrópolis*, he has an MBA in Project Management from FGV. Employee of Banco do Brasil since 1981 and Management Officer at Previ, elected by the associates, since 2018, where he is responsible for the areas of support, people, IT, accounting, financial control, processes and controllership. Currently, he is a Board Member of *Neoenergia*, President of the Fiscal Council of Vale and President of the Deliberative Council of the Brazilian Association of Closed Entities of Complementary Pension Plans (ABRAPP).

Alternate Member – Alessandra Eloy Gadelha

Graduated in Chemical Engineering from the *Universidade Federal do Rio de Janeiro* (UFRJ), with a master's in administration (MBA) from the Rensselaer Polytechnic Institute, in the USA. Currently, she is Vice-President of the Board of Directors of IBRI – Brazilian Institute of Investor Relations, member of the Fiscal Council of the *Instituto da Providência*, and President of the Advisory Board of the *Instituto Cultura Urbana*.

Additionally, we request that the Company include the names of the candidates in the Distance Voting Ballot and in the Proposal/Proxy Statement of the Meeting.

Regards,

Márcio Antônio Chiumento

Investment Director

CVM RESOLUTION No 80, dated March 29, 2022 ANNEX C Reference Form Content	
7.3. For each of the issuer's administration and fiscal council members, indicate, in table form:	
a) name	Márcio de Souza
b) date of birth	05/06/1966
c) profession	Banking
d) CPF or Passport number	844.274.347-20
e) elected office held	Fiscal Council
f) election date	
g) investiture Date	
h) term of office	1 year
i) got elected by the controller or not	No
j) whether is an independent member according to the specific applicable regulations **· Item j as amended by CVM Resolution No. 168, dated September 20, 2022**	Yes
k) if the administrator or fiscal council member has been serving consecutive terms, start date of the first of such terms	05/02/2023
l) main professional experiences over the past 5 years, highlighting, if applicable, positions and roles held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of securities of the issuer.	Management Officer at *Caixa de Previdência dos Funcionários do Banco do Brasil* – PREVI since 2018.
m) description of any of the following events that have occurred during the past 5 years:	
i. criminal conviction	No
ii. conviction in administrative proceedings by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed	No
iii. final judicial conviction or final administrative decision that has suspended or disqualified the individual from practicing any professional or commercial activity	No
7.4. Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the audit, risk, financial, and remuneration committees, even if such committees or structures are not statutory	
7.5. Indicate the existence of a marital relationship, stable union, or kinship up to the second degree between:	
a. administrators of the issuer	No

b. (i) administrators of the issuer and (ii) administrators of the issuer's direct or indirect subsidiaries	No
c. administrators of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer	No
d. (i) administrators of the issuer and (ii) administrators of the issuer's direct and indirect controlling companies	No
7.6 Provide information on any subordinate relationships, service provision, or control maintained in the last 3 fiscal years, between the issuer's administrators and:	
a. company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, an interest equal to or greater than 99% (ninety-nine percent) of the social capital	No
b. direct or indirect controller of the issuer	No
c. if relevant, supplier, customer, debtor, or creditor of the issuer, its subsidiary or parent companies, or subsidiaries of any such persons	No

CVM RESOLUTION No 80, dated March 29, 2022 ANNEX C Reference Form Content	
7.3. For each of the issuer's administration and fiscal council members, indicate, in table form:	
n) name	Alessandra Eloy Gadelha
o) date of Birth	09/22/1974
p) profession	Chemical Engineering
q) CPF or Passport number	021.092.597-36
r) elected office held	Alternate member of the Fiscal Council (nominee)
s) election date	Not applicable
t) investiture Date	Not applicable
u) term of office	Not applicable
v) got elected by the controller or not	Not applicable
w) whether is an independent member according to the specific applicable regulations **· Item j as amended by CVM Resolution No. 168, dated September 20, 2022**	Yes
x) if the administrator or fiscal council member has been serving consecutive terms, start date of the first of such terms	Not applicable
y) main professional experiences over the past 5 years, highlighting, if applicable, positions and roles held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of securities of the issuer.	1) December 2024 – current – IBRI – Brazilian Institute of Investor Relations – OSC – Vice-President of the Board of Directors 2) September 2024 – current – *Instituto Cultura Urbana* – President of the Advisory Board 3) April 2024 – current – Instituto da Providência – OSC – Member of the Fiscal Council 4) April 2020 – April 2024 – *RD Saúde S.A.* – Health and Retail, Alternate Member of the Fiscal Council 5) January-September 2023 - *Enauta Participações S.A.* – Oil & Gas, Head of Investor Relations 6) November 2015 – January 2023 - *Springs Global Participações S.A.* – Home textiles, Investor Relations and Governance Director
z) description of any of the following events that have occurred during the past 5 years:	
i. criminal conviction	Not applicable
ii. conviction in administrative proceedings by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance, and the penalties imposed	Not applicable
iii. final judicial conviction or final administrative decision that has suspended or disqualified the individual from practicing any professional or commercial activity	Not applicable
7.4. Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the audit,	

risk, financial, and remuneration committees, even if such committees or structures are not statutory	
7.5. Indicate the existence of a marital relationship, stable union, or kinship up to the second degree between:	
e. administrators of the issuer	No
f. (i) administrators of the issuer and (ii) administrators of the issuer's direct or indirect subsidiaries	No
g. administrators of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer	No
h. (i) administrators of the issuer and (ii) administrators of the issuer's direct and indirect controlling companies	No
7.6 Provide information on any subordinate relationships, service provision, or control maintained in the last 3 fiscal years, between the issuer's administrators and:	
d. company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, an interest equal to or greater than 99% (ninety-nine percent) of the social capital	Not applicable
e. direct or indirect controller of the issuer	Not applicable
f. if relevant, supplier, customer, debtor, or creditor of the issuer, its subsidiary or parent companies, or subsidiaries of any such persons	Not applicable

Márcio de Souza has been an employee of Banco do Brasil since 1981 and Management Officer at Previ (Banco do Brasil Employee Pension Fund) since 2018, elected by the associates. He is responsible for people and information techonology (IT) management, accounting, financial control, processes, and controllership section. Also, he was Previ's Data Protection Officer - DPO from March 2020 to January 2025, and a Board Member of Embraer from 2019 to 2021. He is currently a Board Member of Neoenergia and Supervisory Board Chief Executive Officer of Vale, both Brazilian companies, and Chair of ABRAPP's Governing Board, a Brazilian organization for Closed Complementary Pension Entities. He holds a Bachelor of Laws from Universidade Católica de Petrópolis and a MBA in Project Management from Fundação Getúlio Vargas (FGV). He obtained the CPA-20 certification on October 2024, issued by the Brazilian Financial and Capital Markets Association (ANBIMA), and the Manager of Closed Supplementary Pension Entities certification, with emphasis in Administration, issued by Instituto de Certificação Institucional e dos Profissionais de Seguridade Social (ICSS) in Brazil. Also, he concluded Management Board Member course at Instituto Brasileiro de Governança Corporativa (IBGC) in Brazil.

Alessandra Eloy Gadelha. Mrs. Gadelha has a bachelor's degree in chemical engineering from Universidade Federal do Rio de Janeiro (UFRJ) and a master's degree in business administration from Rensselaer Polytechnic Institute. She is a CFA charterholder (Chartered Financial Analyst Certification) and a certified board member and audit committee member by Instituto Brasileiro de Governança Corporativa (IBGC). Mrs. Gadelha has 20 years of experience in the field of Finance, mainly in Investor Relations and Strategic Planning, having worked at Vale S.A., from 2002 to 2010, Mills Estruturas e Serviços de Engenharia S.A., from 2010 to 2015, and Springs Global Participações S.A., from 2015 to 2023, and at Enauta Participações S.A. in 2023. Mrs. Gadelha was an alternate member of the Fiscal Council of RD Saúde S.A. from 2020 to April 2024. Currently, Alessandra is vice-president of the Board of Directors of IBRI – Brazilian Institute of Investor Relations, member of the Fiscal Council of the Instituto da Providência, and president of the Advisory Board of the Instituto Cultura Urbana.

Term of Commitment

Rio de Janeiro, RJ, Feb 18, 2025.

PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil

Mr. President,

I, if elected as a **Full Fiscal Council Member** at **VALE S.A.**, ensure that I will make my best efforts in the exercise of this function, observing good Corporate Governance practices, and committing myself to regularly dedicate the necessary time to the position for which I was nominated.

I also ensure to maintain attendance at Council meetings, committing myself to justify absences and provide the necessary information for the summoning of the alternate, in the case of full members, or when summoned, if occupying the alternate's position.

I also commit to acting on the Council with the aim of ensuring the return on capital invested by shareholders, through the improvement of the Company's performance and dealing with strategic issues, always aiming to protect the Company's interests, in accordance with its bylaws and applicable legal provisions.

____

MÁRCIO DE SOUZA

CPF: 844.274.347-20

Term of Commitment

Rio de Janeiro, RJ, Feb 05, 2025.

PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil

Mr. President,

I, if elected as an **Alternate Fiscal Council Member** at **VALE S.A.**, ensure that I will make my best efforts in the exercise of this function, observing good Corporate Governance practices, and committing myself to regularly dedicate the necessary time to the position for which I was nominated.

I also ensure to maintain attendance at Council meetings, committing myself to justify absences and provide the necessary information for the summoning of the alternate, in the case of full members, or when summoned, if occupying the alternate's position.

I also commit to acting on the Council with the aim of ensuring the return on capital invested by shareholders, through the improvement of the Company's performance and dealing with strategic issues, always aiming to protect the Company's interests, in accordance with its bylaws and applicable legal provisions.

____

NAME: ALESSANDRA ELOY GADELHA

CPF: 021.092.597-36